Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                            Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                   E-mail:  grhlaw@hotmail.com

November 7, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Amendment No. 9 to Form S-1
Filed November 6, 2012
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s verbal comment via telephone on November 7, 2012, regarding the Company’s registration statement on Form S-1.  The comment is reproduced below in bold italics and followed by the Company’s response.

1.
The verbal comment was that disclosure should be added to the registration statement regarding any trends during the quarter ended September 30, 2012 that would be a material departure from the financial information in the registration statement or whether there are any other undisclosed events or events likely to occur of which management is aware that would materially affect the disclosure in the registration statement.

Response:  Disclosure has been added at pages 6 and 17 in response to the verbal comment.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company